SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ CLIVE BURNS
Clive Burns
Head of Secretariat

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

N A Nicandrou

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates to person named in 3 above

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to person named in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Prudential Group Share Incentive Plan Trust (the Trust)

8.	State the nature of the transaction

A purchase was made on 3 June 2010 of ordinary shares to satisfy the scrip dividend equivalent of ordinary shares in the Company by Yorkshire Building Society at a price of £5.675 per share.

A purchase was made on 8 June 2010 of ordinary shares in the Company by Yorkshire Building Society (the Trustee of the Trust) at a price of £5.2625 per share for the purpose of satisfying the purchase of ordinary shares on behalf of eligible employees (including executive directors and persons discharging managerial responsibility) who have elected to join the Prudential Group Share Incentive Plan (the Plan). The Plan has been approved by the Inland Revenue as a share incentive plan under the Income Tax (Earnings and Pensions) Act 2003.

The number of ordinary shares purchased on this date on behalf of the executive directors and persons discharging managerial responsibility participating in the Plan are set out in Section 9 below:

9.	Number of shares, debentures or financial instruments relating to shares acquired

N A Nicandrou – 31 ordinary shares

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N A Nicandrou - less than 0.000002%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

3 June 2010 - £5.675

8 June 2010 - £5.2625

14.	Date and place of transaction

3 June 2010, London

8 June 2010, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N A Nicandrou - 657,611 ordinary shares, less than 0.03%

16.	Date issuer informed of transaction

8 June 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Jennie Webb, Share Plans Administrator, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification

Clive Burns, Head of Group Secretariat, 020 7548 3805

Date of notification

9 June 2010

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END